United States securities and exchange commission logo





                            August 3, 2021

       Lance Rosenzweig
       Chief Executive Officer
       Support.com, Inc.
       1521 Concord Pike
       Suite 301
       Wilmington, DE 19803

                                                        Re: Support.com, Inc.
                                                            Amendment No. 2 to
Form 10-K for Fiscal Year Ended December 31, 2020
                                                            Filed July 16, 2021
                                                            File No. 001-37594

       Dear Mr. Rosenzweig:

               We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to this comment within ten business days by amending your filing or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Amendment No. 2 to Form 10-K filed July 17, 2021

       General

   1. We note that you have included financial statements in your Form 10-K/A. As such, please amend your
filing to include the third paragraph of the Exhibit 31 certifications, which appears to have
been omitted. Refer to Item 601(b)(31) of Regulation S-K and
                                                        Question 161.01 of the
Exchange Act Rules C&DIs. Also, include certifications pursuant to Item 601(b)(32) of
Regulation S-K.
              In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Lance Rosenzweig
Support.com, Inc.
August 3, 2021
Page 2



       You may contact Rebekah Lindsey, Senior Staff Accountant at (202) 551-3303 or
Kathleen Collins, Accounting Branch Chief at (202) 551-3499 with any questions.



FirstName LastNameLance Rosenzweig                      Sincerely,
Comapany NameSupport.com, Inc.
                                                        Division of Corporation
Finance
August 3, 2021 Page 2                                   Office of Technology
FirstName LastName